Exhibit 99.1

Viomi Technology Co., Ltd Reports First Quarter 2019 Unaudited Financial Results

Net revenues increased by 104.4% year-over-year to RMB676.2 million, towards upper-end of guidance range

GUANGZHOU, China, May 23, 2019 (GLOBE NEWSWIRE) -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial and Operating Highlights

•	Net revenues reached RMB676.2 million (US$100.8 million), an increase of 104.4% from the first quarter of 2018.
•	Gross margin was 28.0%, compared to 29.6% for the first quarter of 2018.
•	Net income was RMB41.3 million (US$6.2 million), an increase of 40.5% from the first quarter of 2018.
•	Non-GAAP net income[1] was RMB53.1 million (US$7.9 million), an increase of 68.1% from the first quarter of 2018.
•	Number of household users reached more than 2.0 million, compared to approximately 1.7 million as of the end of 2018 and approximately 1.0 million as of the end of the first quarter of 2018.
•	Percentage of household users with at least two connected products reached 15.2%, compared to 14.3% as of the end of 2018 and 12.1% as of the end of the first quarter of 2018.
•	Number of Viomi offline experience stores reached more than 1,600, compared to approximately 1,500 as of the end of 2018 and approximately 500 as of the end of the first quarter of 2018.

“We began 2019 on a positive note, again delivering strong revenue and healthy profitability growth,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi. “First quarter net revenues more than doubled year-over-year as we continued to experience robust market demand across our product portfolio, while further enhancing our brand recognition and channel penetration.”

[1]	“Non-GAAP net income” is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“We launched multiple new and exciting product lines over the past several months. For example, new series of Viomi-branded smart refrigerators, washing machines, water heaters and range hoods, as well as additional value-added products such as sweeper robots, food processors and rice cookers, amongst many others. In addition, in April 2019, we brought to market new series of Xiaomi-branded water purifier products, including a 500-gallon and a 600-gallon series of water purifiers, which have been well received by the market,” added Mr. Chen.

“Looking ahead in 2019, our priorities remain focused on delivering robust top-line growth, driven by the development and launch of new and innovative products, both Xiaomi-branded and Viomi-branded, the further expansion of our sales channels, as well as the continued enhancement of our brand recognition. In addition, growing our household user base and educating consumers on the capabilities and benefits of our IoT @ Home platform and IoT-enabled smart products will continue to be central to our long-term growth strategy,” concluded Mr. Chen.

“Product sales, in particular sales of our Viomi-branded products, continued to be strong in the first quarter of 2019. The Company’s overall gross margin for the first quarter also remained solid at 28.0% and non-GAAP net income grew by 68.1% year-over-year, accelerating on a quarter-on-quarter basis. We experienced a temporary decline in revenues from the smart water purification systems category during the first quarter on a year-over-year basis, primarily due to the anticipation of the new series of smart water purifier products that were brought to market in April 2019, together with a minor delay in the launch of these products. The impact of this temporary decline was mitigated by our diverse product and channel mix, which helped us realize strong overall year-over-year net revenue growth in the first quarter that was towards the upper-end of our guidance range. In addition, based on the sales trends we have already seen in April and May, we expect to resume healthy double-digit year-over-year revenue growth from the smart water purification systems product category in the second quarter,” Mr. Shun Jiang, Chief Financial Officer of Viomi commented.

“With regard to channel expansion, the number of Viomi offline experience stores reached more than 1,600 as of the end of the first quarter of 2019, compared to approximately 1,500 as of the end of 2018. We are maintaining our near-term target of at least 2,000 stores. Moreover, we continued to deepen our household user penetration, reaching more than 2.0 million household users as of the end of the first quarter of 2019, compared to approximately 1.7 million as of the end of 2018. Further, the percentage of our household users possessing at least two or more of our IoT products increased to 15.2%, from 14.3% as of the end of 2018,” Mr. Jiang concluded.

First Quarter 2019 Financial Results

Net revenues increased by 104.4% to RMB676.2 million (US$100.8 million) from RMB330.8 million for the first quarter of 2018, primarily due to the continued successful rollout and significant increase in sales of Viomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 103.8% to RMB502.5 million (US$74.9 million) from RMB246.5 million for the first quarter of 2018, primarily due to the continued successful rollout of the Company’s smart kitchen products and other smart products.

-

Smart water purification systems.  Revenues from smart water purification systems decreased by 18.9% to RMB120.0 million (US$17.9 million) from RMB148.0 million for the first quarter of 2018. The decline was primarily due to the anticipation of new series of smart water purifier products that were brought to market in April 2019, together with a minor delay in the launch of these products.

-

Smart kitchen products.  Revenues from smart kitchen products increased by 188.7% to RMB196.6 million (US$29.3 million) from RMB68.1 million for the first quarter of 2018. The rapid growth was primarily driven by significant increases in sales volumes of the Company’s Viomi-branded refrigerator products.

-

Other smart products.  Revenues from other smart products increased by 511.1% to RMB185.9 million (US$27.7 million) from RMB30.4 million for the first quarter of 2018. The rapid growth was primarily driven by significant increases in sales volumes of the Company’s Viomi-branded washing machine and water heater products.

Consumable products. Revenues from consumable products increased by 28.7% to RMB48.1 million (US$7.2 million) from RMB37.4 million for the first quarter of 2018, primarily due to the increased demand for the Company’s water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 167.5% to RMB125.6 million (US$18.7 million) from RMB46.9 million for the first quarter of 2018, primarily due to new product introductions, together with increased demand for the Company’s value-added products.

Cost of revenues increased by 108.9% to RMB486.8 million (US$72.5 million) from RMB233.0 million for the first quarter of 2018. The increase was relatively in line with the rapid growth of net revenues.

Gross profit increased by 93.6% to RMB189.4 million (US$28.2 million) from RMB97.8 million for the first quarter of 2018. Gross margin was 28.0%, compared to 29.6% for the first quarter of 2018. The decrease in gross margin was primarily due to the shifts in the Company’s business and product mix.

Total operating expenses increased by 133.8% to RMB153.1 million (US$22.8 million) from RMB65.5 million for the first quarter of 2018, primarily due to the rapid growth of the Company’s business, as well as an increase in share-based compensation expenses, which totaled RMB11.8 million (US$1.8 million), compared to RMB2.2 million for the first quarter of 2018.

Research and development expenses increased by 74.3% to RMB36.6 million (US$5.4 million) from RMB21.0 million for the first quarter of 2018, primarily due to an increase in employee-related expenses amounting to RMB14.5 million (US$2.2 million), including share-based compensation expenses amounting to RMB5.0 million (US$0.8 million) to attract and retain research and development personnel, as well as increases in expenses associated with new product development.

Selling and marketing expenses increased by 153.3% to RMB100.9 million (US$15.0 million) from RMB39.9 million for the first quarter of 2018, primarily due to an increase in employee-related expenses amounting to RMB9.8 million (US$1.5 million), as well as increases in logistics, advertising, marketing and brand promotion expenses amounting to RMB38.0 million (US$5.7 million).

General and administrative expenses was RMB15.6 million (US$2.3 million), compared to RMB4.7 million for the first quarter of 2018, primarily due to an increase in professional expenses amounting to RMB5.2 million (US$0.8 million), as well as an increase in employee-related expenses amounting to RMB3.8 million (US$0.6 million).

Income from operations was RMB37.1 million (US$5.5 million), compared to RMB32.5 million for the first quarter of 2018. Non-GAAP operating income2, excluding the impact of share-based compensation expenses, was RMB48.9 million (US$7.3 million), compared to RMB34.7 million for the first quarter of 2018.

Income before income tax expenses was RMB47.2 million (US$7.0 million), compared to RMB34.0 million for the first quarter of 2018.

Income tax expenses were RMB5.9 million (US$0.9 million), compared to RMB4.6 million for the first quarter of 2018.

Net income was RMB41.3 million (US$6.2 million), an increase of 40.5% from RMB29.4 million for the first quarter of 2018.

Non-GAAP net income was RMB53.1 million (US$7.9 million), an increase of 68.1% from RMB31.6 million for the first quarter of 2018.

[2]	“Non-GAAP operating income” is defined as income (loss) from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Balance Sheet and Cash Flow

As of March 31, 2019, the Company had cash and cash equivalents of RMB764.0 million (US$113.8 million), restricted cash of RMB31.0 million (US$4.6 million) and short-term investments of RMB345.1 million (US$51.4 million), compared to RMB940.3 million, RMB29.6 million and RMB169.0 million, respectively, as of December 31, 2018.

For the first quarter of 2019, net cash provided by operating activities was RMB29.2 million.

Shares Outstanding

As of March 31, 2019, the Company had a total of 207.8 million common shares, or the equivalent of 69.3 million ADSs, outstanding.

Outlook

For the second quarter of 2019, the Company currently expects:

-	Net revenues to be between RMB1.15 billion and RMB1.20 billion, representing a year-over-year growth of approximately 62.1% to 69.2%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Thursday, May 23, 2019 (8:00 p.m. Beijing Time on May 23, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	1-888-346-8982
International:	1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10131487

A telephone replay will be available one hour after the call until on May 30, 2019 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10131487

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.7112 to US$1.00, the effective noon buying rate for March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for March 29, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and the global, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

E-mail:  ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86- 21-6039-8363

E-mail:  viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	940,298	764,032	113,844
Restricted cash	29,550	31,001	4,620
Short-term investments	168,993	345,138	51,427
Accounts and notes receivable from third parties (net of allowance of nil and nil as of December 31, 2018 and March 31, 2019, respectively)	111,718	153,231	22,832
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2018 and March 31, 2019, respectively)	260,984	159,180	23,719
Other receivables from a related party (net of allowance of nil and nil as of December 31, 2018 and March 31, 2019, respectively)	112,320	52,233	7,783
Inventories	231,975	298,705	44,508
Prepaid expenses and other assets	46,890	55,531	8,274
Total current assets	1,902,728	1,859,051	277,007

Non-current assets
Prepaid expenses and other assets	3,636	3,505	522
Property, plant and equipment, net	11,301	16,398	2,443
Deferred tax assets	5,234	6,142	915
Intangible assets, net	169	2,414	360
Right-of-use assets, net[3]	—	16,731	2,493
Total non-current assets	20,340	45,190	6,733
Total assets	1,923,068	1,904,241	283,740

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	548,481	521,416	77,693
Advances from customers	86,312	55,043	8,202
Amount due to related parties	5,763	2,458	366
Accrued expenses and other liabilities	200,930	232,707	34,674
Income tax payables	10,199	11,990	1,787
Lease liabilities due within one year[3]	—	6,092	908
Total current liabilities	851,685	829,706	123,630

Non-current liabilities
Accrued expenses and other liabilities	518	289	43
Lease liabilities[3]	—	10,944	1,631
Total non-current liabilities	518	11,233	1,674

Total liabilities	852,203	840,939	125,304

[3]

The Company has adopted ASU No. 2016-02 ‘‘Leases” beginning January 1, 2019 using the optional transition method. The only major impact of the standard is that assets and liabilities amounting to RMB9.3 million and RMB9.2 million, respectively, are recognized beginning January 1, 2019 for leased office space and an offline store with terms of more than 12 months.”

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2018	2019	2019
	RMB	RMB	US$
Shareholders’ equity
Post-IPO Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 90,200,000 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	5	5	1
Post-IPO Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 117,600,000 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	7	7	1
Additional paid-in capital	1,193,174	1,158,366	172,602
Accumulated deficit	(95,527)	(54,337)	(8,096)
Accumulated other comprehensive loss	(29,786)	(43,869)	(6,538)

Total Viomi Technology Co., Ltd (the “Company”)’s shareholders’ equity	1,067,873	1,060,172	157,970

Non-controlling interests	2,992	3,130	466

Total shareholders’ equity	1,070,865	1,063,302	158,436

Total liabilities and shareholders’ equity	1,923,068	1,904,241	283,740

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
Net revenues:
A related party	231,795	251,880	37,531
Third parties	99,054	424,329	63,227
Total net revenues	330,849	676,209	100,758
Cost of revenues:
Purchase from a related party	(1,285)	(9,194)	(1,370)
Purchase from third parties	(231,744)	(477,593)	(71,164)
Total cost of revenues	(233,029)	(486,787)	(72,534)
Gross profit	97,820	189,422	28,224
Operating expenses(1)
Research and development expenses	(20,985)	(36,572)	(5,449)
Selling and marketing expenses (including RMB605 and RMB8,134 with related parties for the three months ended March 31, 2018 and 2019, respectively)	(39,853)	(100,948)	(15,042)
General and administrative expenses	(4,652)	(15,624)	(2,328)
Total operating expenses	(65,490)	(153,144)	(22,819)
Other income	156	812	121
Income from operations	32,486	37,090	5,526
Interest income and short-term investment income (including net interest expense of RMB333 and nil with related parties for the three months ended March 31, 2018 and 2019, respectively)	1,490	9,707	1,446
Other non-operating income	—	431	64
Income before income tax expenses	33,976	47,228	7,036
Income tax expenses	(4,552)	(5,900)	(879)
Net income	29,424	41,328	6,157
Less: Net loss attributable to the non-controlling interest shareholder	—	138	21
Net income attributable to the Company	29,424	41,190	6,136
Accretion of Series A Preferred Shares	(2,129)	—	—
Cumulative dividend on Series A Preferred Shares	(2,545)	—	—
Cumulative dividend on Class B Ordinary Shares	(207)	—	—
Undistributed earnings allocated to Series A Preferred Shares	(2,383)	—	—
Undistributed earnings allocated to Class B Ordinary Shares	(17,728)	—	—
Undistributed earnings allocated to unvested Class A ordinary shares	(1,108)	—	—
Net income attributable to ordinary shareholders of the Company	3,324	41,190	6,136

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
Net income attributable to the Company	29,424	41,190	6,136
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	11,568	(14,083)	(2,098)
Total comprehensive income attributable to the Company	40,992	27,107	4,038
Net income per ADS*
-Basic	0.39	0.60	0.09
-Diluted	0.33	0.57	0.08
Weighted average number of ADS used in calculating net income per ADS
-Basic	8,454,545	69,266,667	69,266,667
-Diluted	10,535,115	71,720,196	71,720,196
Net income per share attributable to ordinary shareholders of the Company
-Basic	0.13	0.20	0.03
-Diluted	0.11	0.19	0.03
Weighted average number of ordinary shares used in calculating net income per share
-Basic	25,363,636	207,800,000	207,800,000
-Diluted	31,605,346	215,160,587	215,160,587

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
General and administrative expenses	494	1,871	279
Research and development expenses	1,066	6,106	910
Selling and marketing expenses	623	3,817	569

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	US$
Income from operations	32,486	37,090	5,526
Share-based compensation expenses	2,183	11,794	1,758
Non-GAAP operating income	34,669	48,884	7,284
Net income	29,424	41,328	6,157
Share-based compensation expenses	2,183	11,794	1,758
Non-GAAP net income	31,607	53,122	7,915
Net income attributable to the Company	29,424	41,190	6,136
Share-based compensation expenses	2,183	11,794	1,758
Non-GAAP net income attributable to the Company	31,607	52,984	7,894
Net income attributable to ordinary shareholders	3,324	41,190	6,136
Share-based compensation expenses	2,183	11,794	1,758
Non-GAAP net income attributable to ordinary shareholders	5,507	52,984	7,894
Non-GAAP net income per ADS
-Basic	0.66	0.75	0.11
-Diluted	0.51	0.75	0.11
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	8,454,545	69,266,667	69,266,667
-Diluted	10,535,115	71,720,196	71,720,196
Non-GAAP net income per ordinary share
-Basic	0.22	0.25	0.04
-Diluted	0.17	0.25	0.04
Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	25,363,636	207,800,000	207,800,000
-Diluted	31,605,346	215,160,587	215,160,587

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CASH FLOWS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	For the three months ended,
	March 31, 2018	March 31, 2019
	RMB	RMB
Cash flows from operating activities
Net income	29,424	41,328
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	540	2,105
Inventory write-down	10	2,045
Share-based compensation	2,183	11,794
Deferred income tax benefits	(4,137)	(908)
Investment loss	—	1,738
Changes in operating assets and liabilities:
Accounts and notes receivable from third parties	(28,099)	(41,513)
Accounts receivable from a related party	100,677	101,804
Inventories	(26,463)	(68,775)
Prepaid expenses and other assets	(34,493)	(5,637)
Other receivables from related parties	12,810	60,087
Amount due to related parties	1,720	(3,305)
Accounts and notes payable	(62,506)	(27,065)
Advances from customers	26,671	(31,269)
Income tax payables	5,191	1,791
Accrued expense and other liabilities	10,305	(15,471)
Right-of-use asset, net	—	(7,457)
Lease liabilities	—	7,868
Net cash provided by operating activities	33,833	29,160
Cash flows from investing activities
Placement of short-term investments	—	(480,222)
Maturity of short-term investments	—	302,339
Purchase of equipment	(1,074)	(7,510)
Purchase of intangible assets	—	(1,386)
Purchase of non-current assets	—	(451)
Net cash used in investing activities	(1,074)	(187,230)
Cash flows from financing activities
Repayment of debt to a related party	(31,900)	—
Cash paid to the issuance of ordinary shares upon IPO	—	(2,637)
Net cash used in financing activities	(31,900)	(2,637)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,178)	(14,108)
Net decrease in cash and cash equivalents and restricted cash	(319)	(174,815)
Cash and cash equivalents and restricted cash at the beginning of the period	279,952	969,848
Cash and cash equivalents and restricted cash at the end of the period	279,633	795,033
Supplemental disclosures of cash flows information:
Cash paid for income tax	(3,498)	(5,018)
Cash paid for interest expense	(768)	—
Acquisition of property and equipment in form of accounts payable	375	2,584